                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-49649


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Information in this preliminary prospectus supplement is not complete and +
+                               may be changed.                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  Subject to Completion. Dated March 21, 2000.

             Prospectus Supplement to Prospectus Dated May 4, 1998.

                                  $200,000,000

                             Alberto-Culver Company

                          % Notes due             , 2005

                                  -----------

  Alberto-Culver will pay interest on the notes on        and        of each
year. The first such payment will be made on       , 2000. The notes will be
issued only in denominations of $1,000 and integral multiples of $1,000.

  Alberto-Culver has the option to redeem all or a portion of the notes at any time. The redemption price will be based on the present value of the scheduled payments of principal and interest remaining at the time of redemption, plus accrued interest. The discount rate used will be based on a U.S. Treasury security having a remaining life to maturity comparable to the notes, plus 15 basis points. The redemption price will not be less than 100% of the principal amount of the notes to be redeemed.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                              Per Note    Total
                                                              --------    -----
Initial public offering price................................        % $
Underwriting discount........................................        % $
Proceeds, before expenses, to Alberto-Culver.................        % $

  The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from        , 2000.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on       , 2000.

Goldman, Sachs & Co.

             Banc of America Securities LLC

                                                  Banc One Capital Markets, Inc.

                                  -----------

                Prospectus Supplement dated             , 2000.

                                  THE COMPANY

    Alberto-Culver Company and its consolidated subsidiaries (which may be referred to collectively as "we", "us", "our" or the "Company") have three principal business segments. Our consumer products business includes two segments, Alberto-Culver North America ("North America") and Alberto-Culver International ("International"), which develop, manufacture, distribute and market branded consumer products worldwide. North America includes our consumer products operations in the United States and Canada while International sells consumer products in more than 120 other countries. Our third segment, "Specialty Distribution--Sally," consists of Sally Beauty Company ("Sally Beauty"), a specialty distributor of professional beauty supplies through its Sally Beauty stores and its full service operations.

Alberto-Culver North America

    The major health and beauty care products that we market in the United States include the ALBERTO VO5, TRESemme and CONSORT lines of hair care products, the ST. IVES SWISS FORMULA line of hair and skin care products, FDS feminine deodorant sprays and the TCB and MOTIONS lines of hair care products for the ethnic market. Food and household products that we sell in the United States include MRS. DASH salt alternatives, MOLLY McBUTTER butter flavor sprinkles, SUGARTWIN sugar substitute and STATIC GUARD anti-static spray.

    In Canada, we sell most of the products marketed in the United States along with the ALBERTO and ALBERTO BALSAM lines of hair care products.

    This segment also includes the manufacturing of custom label products in the United States for other companies.

Alberto-Culver International

    We manufacture and market health and beauty products throughout Scandinavia and Europe through our Cederroth International subsidiary headquartered in Sweden. Major products include SALVE adhesive bandages, ALBERTO VO5 hair care products, SAMARIN antacids, SELTIN salt substitute, JORDAN toothbrushes, TOPZ cotton buds, SAVETTE wet wipes, BLIW liquid soaps, DATE anti-perspirants and cologne for women, FAMILY FRESH shampoo and shower products, SUKETTER artificial sweetener, the ST. IVES SWISS FORMULA line of hair and skin care products, HTH and L300 skin care products, GRUMME TVATTSAPA detergents and PHARBIO natural pharmaceuticals.

    In the United Kingdom, we manufacture and market products such as ALBERTO VO5, ALBERTO BALSAM and TRESemme lines of hair care products and the ST. IVES SWISS FORMULA line of hair and skin care products. We sell INDOLA professional hair colors, shampoos, conditioners and styling products throughout Europe and other international markets.

    In Latin America, our significant products include the ALBERTO VO5, GET SET and ANTIALL lines of hair care products, the ST. IVES SWISS FORMULA line of hair and skin care products, VERITAS soap and deodorant body powder products and FARMACO soap products. Our other major international markets include Australia, Italy and New Zealand.

Specialty Distribution--Sally

    Our Sally Beauty subsidiary operates a network of cash-and-carry professional beauty supply stores and also sells professional beauty products to hairdressers, beauticians and cosmetologists through its full-service distribution business, Beauty Systems Group. Sally Beauty stores provide salon owners, hairdressers and consumers with an extensive selection of hair care and skin care products, cosmetics, styling appliances and other beauty items. Beauty Systems Group distributes products in exclusive, licensed territories in the Northeast, Midwest, Midsouth and Southeast United States and Canada and only sells to the professional market through its stores and direct sales forces. As of December 31, 1999, Sally Beauty had 2,203 stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan and Germany.

                              RECENT DEVELOPMENTS

    On October 18, 1999, Beauty Systems Group acquired Heil Beauty Supply, a full-service professional beauty products distributor headquartered in Paducah, Kentucky. Heil sells professional beauty supply lines through a sales force of approximately 60 people and 34 professional only cash-and-carry stores in Arkansas, Kentucky and Tennessee and parts of Alabama, Illinois, Indiana, Mississippi, Missouri and West Virginia. Heil Beauty is the exclusive Paul Mitchell products distributor in Kentucky, Tennessee and parts of Arkansas and offers the Graham Webb line of professional products throughout most of their territory.

    In addition, on January 26, 2000, Beauty Systems Group acquired Macon Beauty Supply, a full-service distributor of professional beauty products headquartered in Macon, Georgia. Macon sells professional beauty product lines through a sales force of approximately 70 people and 22 professional only cash-and-carry stores. Macon is the distributor of the Matrix, L'Oreal, Graham Webb, OPI and Creative Nail professional product lines in a territory which includes eastern Alabama, northern Florida, southern Virginia, Georgia, North and South Carolina.

    On March 13, 2000, the Company executed an agreement to purchase Pro-Line Corporation, a leading manufacturer and marketer of personal care products for the African-American market, headquartered in Dallas, Texas. Pro-Line manufactures and markets products under the brand names of SOFT & BEAUTIFUL and JUST FOR ME. The Company expects this acquisition, which is subject to customary closing conditions, to be completed by the end of March, 2000.

    The acquisitions of Heil Beauty Supply and Macon Beauty Supply were financed, and we expect to finance the acquisition of Pro-Line Corporation, with borrowings under our $200 million revolving credit facility, which borrowings will be repaid with a portion of the net proceeds of this offering. See "Use of Proceeds."

                            SELECTED FINANCIAL DATA

    The selected financial data appearing below should be read together with the consolidated financial statements, notes and other financial information we are incorporating by reference. The selected financial data for, and as of the end of, each of the fiscal years 1995 through 1999 are derived from our audited consolidated financial statements. The selected financial data for, and as of the end of, the three months ended December 31, 1999 and 1998, is derived from our unaudited consolidated financial statements. In our opinion, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such periods. Our results of operations for the three months ended December 31, 1999, do not necessarily indicate what our operating results will be for the full fiscal year.

                           Three Months Ended
                              December 31,                 Year Ended September 30,
                           ------------------- -------------------------------------------------
                             1999      1998      1999      1998      1997      1996      1995
                           --------- --------- --------- --------- --------- --------- ---------
  (In thousands, except
per share and ratio data)
Operating Results:
Net sales...............   $ 525,799   464,551 1,975,928 1,834,711 1,775,258 1,590,409 1,358,219
Cost of products sold...     257,370   228,757   973,702   902,095   880,416   805,080   682,589
Interest expense........       4,172     3,252    14,849    12,170    11,826    15,905     9,946
Earnings before non-
 recurring gain and
 income taxes (1).......      31,069    29,438   133,783   132,378   120,487   100,014    84,242
Provision for income
 taxes (1)..............      10,253    10,818    47,493    49,311    44,881    37,270    31,591
Net earnings before non-
 recurring gain (1).....      20,816    18,620    86,290    83,067    75,606    62,744    52,651
Net earnings per share
 before
 non-recurring gain (1)
 (2):
 Basic..................         .37       .33      1.53      1.46      1.35      1.13       .95
 Diluted................         .37       .32      1.51      1.37      1.25      1.06       .94
Weighted average shares
 outstanding (2):
 Basic..................      55,708    57,082    56,378    56,845    55,967    55,571    55,430
 Diluted................      56,432    57,969    57,162    62,420    63,377    62,776    57,053
Shares outstanding at
 period end (2):
 Class A................      22,778    23,873    22,768    24,063    22,610    22,097    21,926
 Class B................      32,957    33,147    32,957    33,148    33,533    33,533    33,533
Financial Condition:
Ratio of earnings to
 fixed
 charges (3)............        4.1x      4.5x      4.5x      5.0x      4.8x      4.0x      4.3x
Current ratio...........   2.03 to 1 1.99 to 1 1.92 to 1 1.89 to 1 1.86 to 1 1.79 to 1 2.28 to 1
Working capital.........   $ 335,784   283,196   309,153   277,940   269,007   226,123   301,706
Cash, cash equivalents
 and short-term
 investments............      53,443    46,629    57,816    73,305    87,600    71,557   146,985
Property, plant and
 equipment, net.........     236,267   223,437   238,753   223,476   190,998   175,920   157,791
Total assets............   1,202,610 1,048,905 1,184,534 1,068,184 1,000,059   909,266   815,086
Long-term debt..........     235,613   170,544   225,173   171,760   149,441   161,548   183,094
Stockholders' equity....     586,755   543,749   568,820   533,991   497,004   425,096   370,903
Cash dividends..........       3,618     3,429    14,394    13,220    10,909     9,724     8,590
Cash dividends per share
 (2) (4)................        .065      .060      .255      .230      .195      .175      .155

--------
(1) The operating results for the three months ended December 31, 1999 exclude a non-recurring gain from the sale of a trademark. Pre-tax earnings including the non-recurring gain were $40.3 million. Net earnings including the gain were $26.8 million, after deducting income taxes of $13.5 million, resulting in basic and diluted earnings per share of $0.48.
    The operating results for the fiscal year ended September 30, 1997 exclude a non-recurring gain from an insurance settlement for the loss of the Company's corporate airplane. Pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, resulting in basic earnings per share of $1.53 and diluted earnings per share of $1.41.
(2) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the Company's Class A and Class B outstanding shares in February, 1997.
(3) The ratios of earnings to fixed charges for the three months ended December 31, 1999 and for the fiscal year ended September 30, 1997 exclude the non-recurring gains discussed in note (1) above. Including the non-recurring gains, the ratio of earnings to fixed charges was 5.0x for the three months ended December 31, 1999 and 5.3x for the fiscal year ended September 30, 1997.
(4) Cash dividends per share on Class A Common Stock and Class B Common Stock have been equal since the Class A shares were issued in April, 1986.

                                USE OF PROCEEDS

    The net proceeds from the sale of the notes are estimated to be
approximately $     million, before expenses. We will use $95.0 million of the net proceeds to repay loans under our $200 million revolving credit facility. These loans were incurred primarily to fund acquisitions. Such loans mature on dates between March 22, 2000 and May 11, 2000 (subject to being rolled over under the terms of the revolving credit facility) and the loans have a weighted average interest rate of 6.18%. The remaining net proceeds will be used to repay any borrowings incurred in connection with the acquisition of Pro-Line Corporation, for other potential acquisitions, if suitable opportunities arise, for general corporate purposes and, subject to market conditions, for possible additional repurchases of Class A Common Stock under the stock repurchase program. Pending the application of the net proceeds for such purposes, we may invest such proceeds in short-term, marketable securities. See "Recent Developments," "Capitalization" and "Underwriting."

                                 CAPITALIZATION

    The following table shows our consolidated capitalization as of December 31, 1999 and "as adjusted" to give effect to the sale of the notes by the Company and the application of the estimated net proceeds as described under "Use of Proceeds." The table should be read together with the consolidated financial statements, notes and other financial information we are incorporating by reference.

                                                               (Unaudited)
                                                            December 31, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (In thousands)
Short-term borrowings and current maturities of long-term
 debt....................................................  $  5,358      5,358
                                                           ========   ========
Long-term debt, excluding current maturities:
  6.2% term note due September, 2000.....................  $ 20,000     20,000
  Revolving Swedish krona credit agreement...............    19,946     19,946
  Revolving credit facility(1)...........................    74,000        --
  6.375% debentures due June, 2028(2)....................   120,000    120,000
     % notes due             , 2005 offered hereby.......       --     200,000
  Other..................................................     1,667      1,667
                                                           --------   --------
    Total long-term debt.................................   235,613    361,613
                                                           --------   --------
Stockholders' equity:
  Common stock, par value $.22 per share:
    Class A authorized 75,000,000 shares; issued
     30,612,798 shares(3)................................     6,735      6,735
    Class B authorized 75,000,000 shares; issued
     37,710,655 shares...................................     8,296      8,296
  Additional paid-in capital.............................   190,078    190,078
  Retained earnings......................................   623,845    623,845
  Accumulated other comprehensive income--foreign
   currency translation..................................   (35,872)   (35,872)
  Treasury stock, at cost (Class A Common Stock--
   7,835,028 shares; Class B Common Stock--4,753,184
   shares)(4)............................................  (206,327)  (206,327)
                                                           --------   --------
    Total stockholders' equity...........................   586,755    586,755
                                                           --------   --------
Total capitalization.....................................  $822,368    948,368
                                                           ========   ========

--------
(1) We have a $200 million revolving credit facility which expires September, 2002. The facility may be drawn in U.S. dollars or certain foreign currencies. From January 1, 2000 through March 21, 2000, the Company borrowed an additional $21.0 million under the revolving credit facility, increasing the total amount outstanding to $95.0 million. See "Recent Developments."
(2) The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders.
(3) Does not include 5,136,215 shares of Class A Common Stock issuable upon the exercise of outstanding employee and director stock options as of December 31, 1999.
(4) Includes 144,900 shares of Class A Common Stock that the Company repurchased during the fiscal quarter ended December 31, 1999.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

Results of Operations

Three Months Ended December 31, 1999 and 1998

    The Company achieved record first quarter net sales of $525.8 million in fiscal year 2000, up $61.2 million or 13.2% over the comparable period of fiscal year 1999.

    Net earnings for the three months ended December 31, 1999 were $26.8 million, including the non-recurring gain, or 44.1% higher than the same period of the prior year. Basic and diluted earnings per share were 48 cents in fiscal year 2000.

    The Company sold a European trademark owned by its Indola professional business in the first quarter of fiscal year 2000. As a result, the Company recognized a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. Accordingly, basic and diluted earnings per share increased 11 cents as a result of the gain.

    Net earnings before the non-recurring gain for the three months ended December 31, 1999 were $20.8 million or 11.8% higher than the same period of the prior year. Basic earnings per share before the non-recurring gain were 37 cents in fiscal year 2000 compared to 33 cents in fiscal year 1999. Diluted earnings per share before the non-recurring gain increased 15.6% to 37 cents from 32 cents in fiscal year 1999.

    Compared to the same period of the prior year, sales for North America increased 9.4% in the first quarter of fiscal year 2000. The increase was primarily due to higher sales of the ALBERTO VO5 Herbals line of shampoos and conditioners, ST. IVES SWISS FORMULA facial products and the MOTIONS line of hair care products.

    Sales of International were $113.1 million for the current quarter, up 11.5% compared to last year. Sales for the first quarter of fiscal year 2000 were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates this year been the same as the first quarter of fiscal year 1999, International sales would have increased 16.5%. The growth in International sales was principally due to the launch of Advanced ALBERTO VO5 hair care products in certain international markets and acquisitions in Latin America.

    The Specialty Distribution--Sally business segment achieved a sales increase of $40.6 million or 15.9% for the quarter ended December 31, 1999. The increase was attributable to higher sales for established Sally Beauty outlets, the addition of stores during the year and the expansion of Sally Beauty's full service and foreign operations. At December 31, 1999, Sally Beauty had 2,203 stores offering a full range of professional beauty supplies.

    Cost of products sold as a percentage of net sales for the first quarter was 48.9% as compared to 49.2% for the first quarter of the prior year. The decrease in the cost of goods sold percentage was primarily due to improvements for International from the launch of the higher margin Advanced ALBERTO VO5 hair care products along with higher margin sales from the acquired operations in Argentina and Chile. In addition, Sally Beauty's cost of goods sold percentage decreased principally due to an increase in higher margin retail sales and volume purchase discounts.

    Advertising, promotion, selling and administrative expenses increased 14.8% in the first quarter of fiscal year 2000. The increase primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty business and higher expenditures for advertising, promotion and market research.

    Advertising, promotion and market research expenditures totaled $73.2 million for the current period versus $65.0 million for the comparable period of the prior year. The higher expenses in fiscal year 2000 were mainly attributable to increased advertising and promotion expenditures for International as a result of the launch of Advanced ALBERTO VO5 and acquisitions in Latin America.

    Net interest expense increased $901,000 for the first quarter compared to the same period of the prior year. The increase was primarily due to additional borrowings under the Company's revolving credit facility.

    The provision for income taxes as a percentage of earnings before income taxes and before the non-recurring gain was 33.00% for the first quarter of fiscal year 2000 and 36.75% for the same period in the prior year. The lower tax rate in 2000 was mainly due to the realization of certain tax benefits and the favorable closing of certain tax years.

Fiscal Years Ended September 30, 1999, 1998 and 1997

    Fiscal year 1999 marked the Company's eighth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 1999 were $1.98 billion, an increase of 7.7% over prior year sales of $1.83 billion. Net sales in 1997 were $1.78 billion.

    Record net earnings of $86.3 million in 1999 increased 3.9% from 1998 net earnings of $83.1 million. Basic earnings per share of $1.53 were 7 cents or 4.8% higher than 1998 and diluted earnings per share were $1.51, an increase of 14 cents or 10.2% from 1998. Excluding the 1997 non-recurring gain, net earnings were $75.6 million in 1997, representing basic earnings per share of $1.35 and diluted earnings per share of $1.25.

    During fiscal 1997 the Company received a $28.0 million insurance settlement from the loss of its corporate airplane. As a result, the Company recognized a non-recurring pre-tax gain of $15.6 million and an increase in net earnings of $9.8 million. Accordingly, basic earnings per share in 1997 increased 18 cents and diluted earnings per share increased 16 cents as a result of the gain. Fiscal 1998 net earnings decreased $2.4 million or 2.8% compared to fiscal 1997 net earnings including the non-recurring gain.

    Sales of North America consumer products in 1999 were $455.5 million, which approximated 1998 sales of $458.2 million. The 1999 decrease primarily resulted from sales declines for the CORTEXX and VO FINE hair care lines which were new products introduced in fiscal years 1997 and 1998, respectively, partially offset by higher 1999 sales for ALBERTO VO5 Herbals shampoo and conditioner and the relaunch of ST. IVES SWISS FORMULA facial products. In 1998, sales decreased 6.5% compared to 1997 sales of $490.2 million primarily due to lower sales for custom label filling operations, ST. IVES SWISS FORMULA facial products and ALBERTO VO5 shampoo and conditioner.

    International consumer products sales increased 5.0% to $441.4 million in 1999 compared to $420.5 million in 1998. The fiscal 1999 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal 1999 been the same as fiscal 1998, International sales would have increased 8.0%, primarily due to acquisitions in Latin America and the launch of Advanced ALBERTO VO5 in several overseas markets. International sales in 1998 were relatively unchanged compared to sales in 1997.

    Sales of the Specialty Distribution--Sally business segment crossed the billion dollar sales threshold in 1999, reaching $1.1 billion compared to $972.8 million and $879.2 million in 1998 and 1997, respectively. The sales increases of 12.8% in 1999 and 10.6% in 1998 were attributable to sales gains for established Sally Beauty outlets, the addition of stores during the year and the expansion of Sally Beauty's full service and foreign operations through acquisitions and internal growth. The number of Sally Beauty stores increased 30.3% during the last three fiscal years to a total of 2,157 at the end of fiscal 1999 compared to 1,998 and 1,833 at the end of 1998 and 1997, respectively.

    Cost of products sold as a percentage of sales was 49.3% in fiscal year 1999 compared to 49.2% in 1998 and 49.6% in 1997. The slight increase in the cost of goods sold percentage in 1999 was principally due to the growth of Sally Beauty, which has a higher cost of goods sold as a percentage of sales. The lower cost of products sold percentage in 1998 compared to the prior year was primarily due to cost savings and changes in product mix favoring higher margin products.

    Advertising, promotion, selling and administrative expenses increased 8.1% in 1999 and 3.3% in 1998. The increases in 1999 and 1998 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty business.

    Advertising, promotion and market research expenditures were $259.7 million, $257.7 million and $255.3 million in 1999, 1998 and 1997, respectively. The higher expenses in 1999 were mainly attributable to increased advertising and promotion expenditures for International as a result of acquisitions in Latin America and the launch of Advanced ALBERTO VO5 in several overseas markets. These increases are partially offset by lower advertising and promotion expenditures for North America's CORTEXX and VO FINE hair care lines, which were new products in 1997 and 1998, respectively.

    Interest expense, net of interest income, was $12.7 million, $8.6 million and $8.2 million in 1999, 1998 and 1997, respectively. Interest expense was $14.8 million in 1999 versus $12.2 million in 1998 and $11.8 million in 1997. The increase in interest expense in 1999 was primarily attributable to the $120 million of 6.375% debentures issued on June 15, 1998 and new borrowings under the domestic revolving credit facility in 1999. Interest income in 1999 was $2.1 million, compared to $3.6 million in 1998 and $3.6 million in 1997. The decrease in 1999 was principally due to lower investments.

    The provision for income taxes as a percentage of earnings before income taxes was 35.5% in 1999 and 37.3% in 1998 and 1997. The lower tax rate in 1999 was primarily due to the favorable closing of certain tax years.

Financial Condition

    Working capital at September 30, 1999 was $309.2 million, an increase of $31.3 million from the prior year's working capital of $277.9 million. The resulting current ratio was 1.92 to 1.00 at September 30, 1999 compared to 1.89 to 1.00 at the end of the prior fiscal year. Working capital of $335.8 million at December 31, 1999 was $26.6 million higher than the September 30, 1999 balance of $309.2 million. The current ratio was 2.03 to 1.00 at December 31, 1999.

    Accounts receivable increased 11.6% to $144.1 million at September 30, 1999 from $129.1 million at the end of the prior fiscal year. The increase was principally due to acquisitions in Latin America along with higher accounts receivables related to the 12.2% sales increase in the fourth quarter of fiscal year 1999.

    Inventories were $421.9 million at September 30, 1999, up 14.3% compared to $369.2 million at the end of the prior fiscal year. The increase was primarily due to higher inventories needed to support the growth of Sally Beauty.

    Net property, plant and equipment increased $15.3 million to $238.8 million at September 30, 1999. The increase resulted primarily from additional Sally Beauty stores, acquisitions by International and Sally Beauty, warehouse and office expenditures, and outlays for machinery, equipment and information systems, partially offset by depreciation during fiscal 1999.

    Goodwill and trade names, net of amortization, was $245.1 million as of September 30, 1999, up $40.3 million from the end of fiscal year 1998. The increase in goodwill and trade names was due to additional goodwill from acquisitions by International and Sally Beauty partially offset by amortization and the effects of foreign exchange rates.

    Accounts payable of $198.9 million at September 30, 1999 increased $21.3 million compared to 1998, primarily due to acquisitions and higher Sally Beauty inventories.

    Long-term debt increased $53.4 million to $225.2 million at September 30, 1999, principally due to borrowings under the Company's domestic revolving credit facility. Total borrowings increased $12.1 million to $241.0 million during the first three months of fiscal year 2000. The increase was principally due to additional borrowings under the Company's revolving credit facility primarily to fund acquisitions. At December 31, 1999, the Company had $126.0 million available under its revolving credit facility. See "Capitalization."

    Total stockholders' equity increased $34.8 million to $568.8 million at September 30, 1999. The increase was primarily due to net earnings for the fiscal year, partially offset by the purchase of 1.6 million Class A common shares and 190,000 Class B common shares for the treasury and dividend payments.

Liquidity and Capital Resources

    The Company's primary sources of cash over the past three years have been from funds provided by operating activities, the issuance of $120 million of 6.375% debentures in June, 1998 and the borrowing of $56 million under the domestic revolving credit facility in fiscal year 1999. Operating activities provided cash of $89.9 million, $110.4 million and $79.7 million in 1999, 1998 and 1997, respectively.

    The Company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In June, 1998, the Company issued $120 million of 6.375% debentures due June, 2028. As a result, the Company had, prior to this offering, $230 million remaining on its $350 million shelf registration of debt securities that was filed with the Securities and Exchange Commission in April, 1998. In September, 1997, the Company obtained a five-year, $200 million revolving credit facility. The facility, which had $56.0 million outstanding at September 30, 1999 and $74.0 million outstanding at December 31, 1999, may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, as of September 30, 1999 and December 31, 1999, the Company had the ability to incur up to $624 million and $638 million, respectively, of additional borrowings. See "Capitalization."

    The primary uses of cash during the three-year period ending September 30, 1999 have been for acquisitions of $111.8 million, purchases of treasury stock of $185.7 million, capital expenditures of $162.0 million and cash dividends of $38.5 million.

    Compared to 1996, cash dividends per share increased 45.7% over the three-year period ended September 30, 1999. Cash dividends paid on Class A and Class B common stock were $.255 per share in fiscal year 1999, $.230 per share in fiscal year 1998 and $.195 per share in fiscal year 1997.

    The Company anticipates that cash flows from operations and available credit will be sufficient to fund operational requirements in future years. During fiscal year 2000, the Company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion, retirement of debt and dividend payments. The Company may also purchase shares of its common stock depending on market conditions. During fiscal years 1998 and 1999, the Board of Directors authorized the Company to purchase up to 9.0 million shares of its Class A common stock. As of September 30, 1999 and December 31, 1999, 1.9 million and 1.7 million Class A shares, respectively, remained available for purchase under these authorizations.

Year 2000 Readiness Disclosure

    As of the date hereof, the Company has not experienced any significant business interruptions as a result of Year 2000 ("Y2K") issues. However, Y2K problems could occur during the Year 2000, but as time passes the likelihood of encountering problems will diminish. If Y2K problems develop, every effort will be made to correct the problems before the business is impacted in any significant manner. A Y2K rapid response team at each business unit is being maintained to address Y2K problems efficiently and to communicate the problems to the Company's Y2K coordinators.

Inflation

    The Company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the Company operates.

Market Risk

    As a multinational corporation that manufactures and markets products in countries throughout the world, the Company is subject to certain market risks, including foreign currency, interest rates and government actions. The Company uses a variety of practices to manage these market risks, including, when considered appropriate, derivative financial instruments. The Company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes.

    The Company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The Company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Australian dollar, the Mexican peso and the Argentine peso.

    The Company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, royalty payments, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 1999 and December 31, 1999, the Company had no material outstanding foreign currency contracts.

    Interest rate risk is managed through a combination of fixed rate and variable rate debt with varying maturities. At September 30, 1999, variable rate long-term debt was $64.9 million or 28.8% of total long-term debt and at December 31, 1999 was $76.3 million or 32.4% of total long-term debt.

    The Company periodically uses interest rate swaps to manage interest rate risk on debt securities. These instruments allow the Company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 1999 and December 31, 1999, the Company had no interest rate swaps outstanding.

    The Company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the Company's policy of investing in securities with high credit ratings and investing through major financial institutions with high credit ratings.

    The Company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

                           FORWARD LOOKING STATEMENTS

    This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward-looking statements include the pattern of brand sales, including variations in sales volume within periods; competition within the relevant product markets, including pricing, promotional activities, continuing customer acceptance of existing products, loss of distributorship rights and the ability to develop and successfully introduce new products; uncertainties pertaining to Y2K computer exposures; risks inherent in acquisitions and strategic alliances; changes in costs, including changes in labor costs, raw material prices or promotional expenses; the costs and effects of unanticipated legal or administrative proceedings; variations in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes or other external factors over which the Company has no control. The Company disclaims any obligation to update any forward-looking statement in this Prospectus Supplement, the Prospectus or any incorporated document.

                            DESCRIPTION OF THE NOTES

    The following description is a summary of the particular terms of the notes. This summary supplements the description of the general terms and provisions of the notes set forth under "Description of Debt Securities" in the Prospectus dated May 4, 1998.

General

    We will issue the notes as a separate series of debt securities under the Indenture dated as of June 10, 1998 between the Company and Bank One Trust Company, National Association (as successor in interest to The First National Bank of Chicago), as trustee. The Indenture is described more fully in the accompanying Prospectus.

    We will issue notes with an aggregate principal amount of $200,000,000. We will issue notes in denominations of $1,000 and integral multiples of $1,000.
The notes will mature on             , 2005 and will be unsecured obligations.
The notes will rank equally with all our other unsecured and unsubordinated debt. However, since substantially all of our operations are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the notes, of the Company are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory and contractual restrictions and are subject to various business considerations. As of December 31, 1999, our subsidiaries had approximately $21.6 million of outstanding indebtedness.

    Interest on the notes will accrue from             , 2000 at an annual rate
of    %. Interest will be payable semi-annually on              and
             beginning on             , 2000, and at maturity. Interest will be
computed on the basis of a 360-day year consisting of twelve 30-day months. We will make each interest payment to the persons in whose names the notes are
registered at the close of business on the              or              before
the interest payment date.

Optional Redemption

    The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed will equal the greater of the following amounts, plus, in each case, accrued interest thereon to the redemption date:

  . 100% of the principal amount of such notes; or

  . as determined by a Reference Treasury Dealer (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including any portion of any payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus 15 basis points.

The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

    "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Banc of America Securities LLC, and Banc One Capital Markets, Inc. and their respective successors and any other primary U.S. Government securities dealer in New York City selected by the trustee after consultation with us.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

    We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

    The notes will not be entitled to the benefit of a sinking fund.

Covenants and Events of Default

    Covenants with respect to the notes and the events of default under the notes are described in the accompanying Prospectus.

Book-Entry System

    We will issue the notes in the form of one or more fully registered global securities (collectively, the "Global Note"). The Company will deposit the Global Note with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and will register it in the name of the Depositary's nominee. Except as set forth below, the Global Note may be transferred only to another nominee of the Depositary or to a successor depositary or its nominee.

    The Depositary has advised the Underwriters and us as follows:

    The Depositary is a limited-purpose trust company created to hold securities for its participating organizations. The Depositary also facilitates the clearance and settlement of transactions in those securities among participants through electronic computerized book-entry changes in participants' accounts. This eliminates the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    Pursuant to procedures established by the Depositary:

     (1) upon deposit of the Global Note, the Depositary will credit the accounts of its participants for purchases of notes (notes must be purchased by or through participants); and

     (2) ownership of interests in the Global Note will be shown on, and the transfer of ownership of interests will be effected only through, the records of participants and indirect participants.

    Owners of interests in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of the notes under the Indenture for any purpose. They will not receive written confirmation from the Depositary of their purchase of an interest in the Global Note. The participant or indirect participant through which beneficial owners purchased their interests should give written confirmations to them providing details of the transactions, as well as periodic statements of their holdings.

    The Depositary registers all notes deposited by participants in the name of the Depositary's partnership nominee, Cede & Co. This facilitates subsequent transfers but does not have any effect on beneficial ownership. The records of the Depositary only identify the participants to whose accounts such notes are credited. These may or may not be the beneficial owners. The Depositary has no knowledge of the actual beneficial owners of the notes. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Arrangements among the Depositary, participants, indirect participants and beneficial owners of interests in the notes will govern the conveyance of notices and other communications among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    We will send any redemption notices to the Depositary. If we redeem only a portion of the notes, the Depositary will determine by lot the amount of the interest of each participant in the notes to be redeemed.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, the Depositary will mail an omnibus proxy to the Company as soon as possible after a record date for a consent solicitation. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

    We will make principal and interest payments on the notes to the Depositary. The Depositary's practice is to credit participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Participants and indirect participants will be responsible for all payments to beneficial owners of interests in the notes. These payments will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name." The Depositary, the trustee and the Company are not responsible for such payments, subject to any statutory or regulatory requirements as may be in effect from time to time. The Depositary is responsible for disbursing payments of principal and interest from the Company or the trustee to participants. Participants are responsible for disbursing these payments to indirect participants who clear through or maintain a custodial relationship with them. Participants and indirect participants are responsible for disbursing these payments to the beneficial owners of interests in the notes.

    The Global Note will be exchangeable for notes in definitive form of like terms if:

     (1) the Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of the occurrence of the Depositary's ineligibility;

     (2) in our discretion at any time, we determine not to have all of the notes represented by the Global Note and notify the trustee thereof; or

     (3) an Event of Default has occurred and is continuing with respect to the notes.

If the Global Note is exchangeable as a result of one of these conditions, it shall be exchangeable for notes issuable in authorized denominations and registered in such names as the Depositary holding the Global Note shall direct. The Global Note is not otherwise exchangeable, except for a note or notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee or in the name of a successor depositary or its nominee.

    Except as provided above, (1) owners of beneficial interest in such Global Note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the Holders of the notes for any purpose under the Indenture and (2) no notes represented by a Global Note will be exchangeable. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depository (and if such person is not a participant, on the procedures of the participant through which such person owns its interest) to exercise any rights of a Holder under the Indenture or such Global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Note.

    We believe that the information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from reliable sources, but we take no responsibility for its accuracy.

Same-Day Settlement and Payment

    The Underwriters will make settlement for the notes in immediately available or same-day funds. So long as the notes are represented by the Global Note, we will make all payments of principal and interest in immediately available funds.

    Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, so long as the notes are represented by the Global Note registered in the name of the Depositary or its nominee, the notes will trade in the Depositary's Same-Day Funds Settlement System. Secondary market trading activity in the notes represented by the Global Note will be required by the Depositary to settle in immediately available or same-day funds. We cannot give any assurance as to the effect, if any, of settlement in same-day funds on trading activity in the notes.

Defeasance

    The provisions described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus are applicable to the notes.

Concerning the Trustee

    Bank One Trust Company, National Association (as successor in interest to The First National Bank of Chicago), an affiliate of Banc One Capital Markets, Inc., acts as trustee under the Indenture and is an affiliate of Bank One, NA which (1) acts as a co-agent under the Company's $200 million revolving credit facility and (2) performs routine banking functions for the Company.

                                  UNDERWRITING

    Alberto-Culver and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of notes indicated in the following table:

                                                                Principal Amount
                            Underwriters                            of Notes
                            ------------                        ----------------
      Goldman, Sachs & Co......................................   $
      Banc of America Securities LLC...........................
      Banc One Capital Markets, Inc............................
                                                                  ------------
          Total................................................   $200,000,000
                                                                  ============

    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any notes sold by the Underwriters to securities dealers may be
sold at a discount from the initial public offering price of up to     % of the
principal amount of notes. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to     % of the principal
amount of notes. If all the notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. Alberto-Culver has been advised by the Underwriters that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the Underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This may occur when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Alberto-Culver estimates that its share of the total expenses for the offering of the notes, excluding underwriting discounts and commissions, will be approximately $200,000.

    Alberto-Culver has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    In the ordinary course of their business, the Underwriters and certain of their affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and affiliates of the Company. Bank of America N.A., an affiliate of Banc of America Securities LLC, acts as the agent and Bank One, NA, an affiliate of Banc One Capital Markets, Inc., acts as a co-agent, under Alberto-Culver's $200 million revolving credit facility. See "Use of Proceeds." Because affiliates of Banc of America Securities LLC and Banc One Capital Markets, Inc. are receiving more than 10% of the net proceeds from this offering, it is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the notes offered hereby will be passed upon for the Company by Gary P. Schmidt, General Counsel of the Company. Certain legal matters in connection with the notes offered hereby will be passed upon for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. Mayer, Brown & Platt from time to time provides legal services to the Company. Mr. Schmidt owns options to purchase 44,000 shares of Class A Common Stock and owns 1,432 shares of Class A Common Stock and 6,774 shares of Class B Common Stock.

Prospectus

                                 $350,000,000

                            Alberto-Culver Company

                                Debt Securities

  Alberto-Culver Company (the "Company") may offer from time to time under this Prospectus in one or more series its debt securities ("Debt Securities"), which may be senior ("Senior Securities") or subordinated ("Subordinated Securities"), with an aggregate public offering price of up to $350,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, on terms to be determined at the time of each offering hereunder. The Debt Securities will be offered in amounts, at prices and on terms to be determined at the time of sale and to be set forth in one or more supplements to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be convertible into, or exchangeable for securities or property of the Company, cash or any combination thereof.

  The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be described in a Prospectus Supplement, which terms will include, among others and where applicable, the specific title, designation, rank (including any subordination provisions), aggregate principal amount, minimum denominations, currency or currencies of denomination and payment, maturity, premium or discount, if any, interest rate (or method of calculation) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion or exchange for or into securities or property of the Company, cash, or any combination thereof, and form (which may be bearer, registered or global), provisions regarding original issue discount, including accretion thereof, and any other terms in connection with the offer and sale of Debt Securities. The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to the Debt Securities and any listing on a securities exchange or exchanges of the Debt Securities covered by such Prospectus Supplement and about relationships between the Company and the applicable trustee (to the extent such relationships are not already set forth in this Prospectus). See "Description of Debt Securities."

  The Debt Securities may be offered directly, through agents, to or through underwriters or dealers, which may include affiliates of the Company, or through any combination of the foregoing. See "Plan of Distribution." If any agents, dealers or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable fee, commission, purchase price or discount arrangements with them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION, NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS  OR ANY
      PROSPECTUS  SUPPLEMENT. ANY  REPRESENTATION TO  THE CONTRARY  IS A
       CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of the Debt Securities without delivery of one or more Prospectus Supplements.

                  The date of this Prospectus is May 4, 1998

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and exhibits thereto. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Such written or oral request should be directed to Alberto-Culver Company, 2525 Armitage Avenue, Melrose Park, Illinois 60160, Attention: Corporate Secretary; telephone 708/450-3101.

  Unless otherwise indicated, currency amounts in the Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S. $").

                               ----------------

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

    (1) The Company's annual report on Form 10-K for the fiscal year ended September 30, 1997.

    (2) The Company's quarterly report on Form 10-Q for the quarter ended December 31, 1997.

    (3) The description of the Company's Class A Common Stock, par value $.22 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.22 per share (the "Class B Common Stock", together with the Class A Common Stock, the "Common Stock"), which is contained in the Company's registration statements filed pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  No person has been authorized to give any information or to make any representations not contained in this Prospectus or the Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered to any person in any jurisdiction where such offer would be unlawful. The delivery of this Prospectus or any Prospectus Supplement or any sale of the securities made hereby or thereby does not imply that there has been no change in the Company's affairs since the date hereof or thereof.

  This Prospectus and the Prospectus Supplement may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward looking statements include the pattern of brand sales, including variations in sales volume within periods; competition within the relevant product markets, including pricing, promotional activities, continuing customer acceptance of existing products and the ability to develop and successfully introduce new products; risks inherent in acquisitions and strategic alliances; changes in costs including changes in labor costs, raw material prices or promotional expenses; the costs and effects of unanticipated legal or administrative proceedings; variations in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes or other external factors over which the Company has no control. The Company disclaims any obligation to update any forward-looking statement in this Prospectus, the Prospectus Supplement or any incorporated document.

                                  THE COMPANY

  Alberto-Culver Company and its consolidated subsidiaries (herein referred to collectively as the "Company", unless indicated otherwise) have two principal business segments. One segment, "Consumer Products", principally includes developing, manufacturing, distributing and marketing branded consumer products worldwide and includes the Company's Alberto-Culver USA and Alberto-Culver International business units. This segment also includes the manufacturing of custom label products for other companies. The second segment, "Specialty Distribution--Sally", consists of Sally Beauty Company, a specialty distributor of professional beauty supplies with over 1,900 stores as of February 28, 1998 in the United States, Puerto Rico, the United Kingdom, Japan and Germany.

  The Company's major health and beauty care products in the United States include the ALBERTO VO5, TRESemme and CONSORT lines of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, CORTEXX hair care products, FDS feminine deodorant sprays and the TCB line of hair care products for the ethnic market.

  Food and household products sold in the United States include MRS. DASH salt-free seasonings, MOLLY McBUTTER dairy sprinkles, SUGARTWIN sugar substitute, BAKER'S JOY flour and oil cooking spray and STATIC GUARD anti-static spray.

  The Company's consumer products are sold in more than 120 countries. Through its Cederroth International subsidiary headquartered in Sweden, the Company manufactures and markets health and beauty care products throughout Scandinavia and Europe. Major products include SALVEKVICK adhesive bandages, ALBERTO VO5 hair care products, SAMARIN antacids, SELTIN salt substitute, LACTACYD liquid soap, TOPZ cotton buds, BLIW liquid soaps, DATE antiperspirants and cologne for women, FAMILY FRESH shampoo and shower products, SUKETTER artificial sweetener, HEMANENT home permanents, St. Ives SWISS FORMULA line of hair and skin care products, HTH and L300 skin care products and GRUMME TVATTSAPA detergents.

  In the United Kingdom, the Company markets, among other products, the ALBERTO VO5 line of hair care products, the St. Ives SWISS FORMULA line of hair and skin care products, ALBERTO BALSAM shampoo and conditioner and the TRESemme line of hair care products. INDOLA professional colors, shampoos, conditioners and styling products are marketed throughout Europe and other international markets. Other major international markets include Canada, Mexico, Puerto Rico, Australia, Italy and New Zealand.

  The "Specialty Distribution--Sally" business segment represents the operations of Sally Beauty Company, Inc. which operates a network of cash-and-carry professional beauty supply stores and also sells professional beauty products to hairdressers, beauticians and cosmetologists through its own full-service distributors. Sally stores provide salon owners, hairdressers and consumers with an extensive selection of hair care and skin care products, cosmetics, styling appliances and other beauty items.

  Alberto-Culver Company was incorporated under the laws of the State of Delaware in 1961.

  The Company's principal executive offices are located at 2525 Armitage Avenue, Melrose Park, Illinois 60160, and its telephone number is (708) 450-3000.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the Company's general funds and will be available for potential acquisitions if suitable opportunities arise, for repurchases of Class A Common Stock under the Company's stock repurchase program, for ongoing and new capital projects, for repayment of any outstanding indebtedness and for general corporate purposes. Pending the application of the net proceeds for such purposes, the Company may invest such proceeds in short-term, marketable securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following are the unaudited consolidated ratios of earnings to fixed charges for the quarters ended December 31, 1997 and December 31, 1996 and each of the years in the five-year period ended September 30, 1997:

     Three Months Ended                        Year Ended September 30,
------------------------------         -------------------------------------------------------------
December 31,      December 31,
    1997             1996*             1997*         1996         1995         1994         1993
------------      ------------         -----         ----         ----         ----         ----
    5.0x              4.5x             4.8x          4.0x         4.3x         4.0x         3.8x

--------
*Excludes a non-recurring pre-tax gain of $15.6 million in the first quarter of fiscal year 1997 resulting from a $28.0 million insurance settlement from the loss of the Company's airplane. Including this non-recurring gain, the ratio of earnings to fixed charges was 6.6x for the three months ended December 31, 1996 and 5.3x for the fiscal year ended September 30, 1997.

  For the purpose of computing the ratios of earnings to fixed charges, "earnings" consist of income from continuing operations before taxes and fixed charges (including amortization of amounts previously capitalized). "Fixed charges" consist of interest on all indebtedness and amortization of debt discount and expense and that portion of rental expense which the Company believes to be representative of interest.

  A statement setting forth the computation of the unaudited ratios of earnings to fixed charges is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                            SELECTED FINANCIAL DATA

  The selected financial data below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein. The selected financial data shown below for, and as of the end of, each of the fiscal years in the five-year period ended September 30, 1997 are derived from audited consolidated financial statements of the Company. The selected financial data shown below for, and as of the end of, the three months ended December 31, 1997 and 1996 are derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal adjustments, necessary for a fair presentation of such periods. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of the operating results that may be expected for the full fiscal year.

                            Three Months Ended
                               December 31,                 Year ended September 30,
                           -------------------- -------------------------------------------------
(In thousands, except per     1997      1996      1997      1996      1995      1994      1993
share data)                ---------- --------- --------- --------- --------- --------- ---------
Operating Results:
Net sales...............   $  445,400   426,105 1,775,258 1,590,409 1,358,219 1,216,119 1,147,990
Cost of products sold...      218,040   215,388   880,416   805,080   682,589   602,749   564,260
Interest expense........        2,081     2,392    11,826    15,905     9,946     8,630     9,661
Earnings before non-
 recurring gain and
 income taxes (1).......       31,382    26,738   120,487   100,014    84,242    71,078    65,129
Provision for income
 taxes (1)..............       11,690     9,961    44,881    37,270    31,591    27,010    23,857
Net earnings before non-
 recurring gain (1).....       19,692    16,777    75,606    62,744    52,651    44,068    41,272
Net earnings per share
 before
 non-recurring gain (1)
 (2) (3):
 Basic..................          .35       .30      1.35      1.13       .95       .79       .72
 Diluted................          .32       .28      1.25      1.06       .94       .79       .72
Weighted average shares
 outstanding (2) (3):
 Basic..................       56,354    55,773    55,967    55,571    55,430    56,063    57,361
 Diluted................       63,656    63,012    63,377    62,776    57,053    56,083    57,435
Financial Condition:
Current ratio...........    1.98 to 1 1.89 to 1 1.86 to 1 1.79 to 1 2.28 to 1 1.86 to 1 2.05 to 1
Working capital.........   $  282,553   265,344   269,007   226,123   301,706   185,747   205,050
Cash, cash equivalents
 and short-term
 investments............       63,190   113,338    87,600    71,557   146,985    50,362    73,947
Property, plant and
 equipment, net.........      199,655   167,550   190,998   175,920   157,791   132,881   124,449
Total assets............    1,003,431   955,374 1,000,059   909,266   815,086   610,208   593,046
Long-term debt..........       48,580    60,925    49,441    61,548    83,094    42,976    80,184
Convertible subordinated
 debentures.............      100,000   100,000   100,000   100,000   100,000       --        --
Stockholders' equity....      520,977   453,928   497,004   425,096   370,903   326,970   298,857
Cash dividends per share
 (4)....................          .05      .045      .195      .175      .155     .1375     .1375

--------
(1) The operating results for the fiscal year ended September 30, 1997 and the three months ended December 31, 1996 exclude a non-recurring gain from an insurance settlement for the loss of the Company's corporate airplane. For the three months ended December 31, 1996, pre-tax earnings including the non-recurring gain were $42.4 million. Net earnings including the gain were $26.6 million, after deducting income taxes of $15.8 million, representing basic earnings per share of $0.48 and diluted earnings per share of $0.44. For the fiscal year ended September 30, 1997, pre-tax earnings including the non-recurring gain were $136.1 million. Net earnings including the gain were $85.4 million, after deducting income taxes of $50.7 million, representing basic earnings per share of $1.53 and diluted earnings per share of $1.41.
(2) Net earnings per share and weighted average shares outstanding have been restated to reflect the 100% stock dividend on the Company's Class A and Class B outstanding shares in February, 1997.
(3) Net earnings per share and weighted average shares outstanding have been restated to comply with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", which the Company adopted in the first quarter of fiscal year 1998.
(4) Dividends per share on Class A Common Stock and Class B Common Stock have been equal since the Class A shares were issued in April, 1986. Dividends paid in fiscal 1993 include a one-time extraordinary dividend of one cent per share in recognition of the Company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

  The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities (the "Applicable Prospectus Supplement").

General

  The Indenture does not limit the amount of Debt Securities that may be issued thereunder, and Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured and, to the extent not otherwise indicated in the Applicable Prospectus Supplement, unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and, to the extent not otherwise so indicated, unsubordinated obligations of the Company.

  The Debt Securities will be effectively subordinated to (i) any secured indebtedness of the Company to the extent of the assets securing that indebtedness and (ii) all indebtedness for money borrowed and other liabilities of subsidiaries of the Company. The Debt Securities are obligations exclusively of the Company. Since substantially all operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Debt Securities, of the Company may be affected by the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

  Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained by the Company in New York, New York, and at any other office or agency maintained by the Company for such purpose. Unless otherwise indicated in the Applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 and integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

  The Applicable Prospectus Supplement will describe, when applicable, the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the person to whom any interest on the Offered Securities shall be payable, if other than the person in whose name that Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of the Offered Securities is payable (or the method of determination thereof); (5) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which any such interest will accrue (or the method of determination thereof), the Interest Payment Dates on which any such interest will be payable (or the method of determination thereof) and the Regular Record Date for the interest payable on any Interest Payment Date (or the method of determination thereof); (6) whether the interest rate or interest rate formula for the Offered Securities may be reset at the option of the Company or otherwise, and the date or dates on which such interest rate or interest rate formula may be reset; (7) the place or places where the principal of and any premium and interest on the Offered Securities will be payable; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem, purchase or repay the Offered Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Securities will be issuable; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Securities will be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of or any premium or interest on any Offered Securities may be determined with reference to an index or formula, the manner in which such amounts will be determined; (13) if the principal of or any premium or interest on any Offered Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Offered Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Securities as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance"; (15) whether the Offered Securities will be issuable, in whole or in part, in the form of one or more Book-Entry Debt Securities as described under "Book-Entry Debt Securities," and, in such case, the depository appointed by the Company or its nominee with respect to the Offered Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; (16) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon declaration of acceleration of the Maturity thereof; (17) subordination provisions of the Offered Securities;
(18) the terms and conditions, if any, upon which the Offered Securities are to be convertible into, or exchangeable for, securities or property of the Company, cash, or any combination thereof; (19) any deletions from or modifications of or additions to the Events of Default or the covenants of the Company in respect of the Offered Securities; (20) whether the Offered Securities will be issued, in whole or in part, in bearer form and, if so, any provisions related thereto; and (21) any other terms of the Offered Securities.

  The Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to Original Issue Discount Securities and any Debt Securities treated as having been issued with original issue discount for federal income tax purposes will be described in the Applicable Prospectus Supplement. "Original Issue Discount Securities" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture does not contain covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

Book-Entry Debt Securities

  Unless otherwise provided in the Applicable Prospectus Supplement, the Debt Securities will be represented by one or more certificates (the "Global Securities") which Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository being the "Depository") and registered in the name of the Depository or its nominee. Unless otherwise provided in the Applicable Prospectus Supplement, Debt Securities will not be issued in definitive form. If the aggregate principal amount of any issue exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Commission.

  Upon the issuance by the Company of Debt Securities represented by a Global Security, purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Security.

  So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Debt Securities represented by the Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

  To facilitate subsequent transfers, all Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments of principal of, premium, if any, and interest on the Debt Securities represented by the Global Security registered in the name of DTC or its nominee will be made by the Company through the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to DTC or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been advised that DTC, upon receipt of any payment of principal, premium, if any, and interest in respect of a Global Security, will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  If the Depository with respect to a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Debt Securities represented by such Global Security.

  The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Certain Covenants of the Company

  Limitation on Liens. Unless otherwise provided in the Applicable Prospectus Supplement, the Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Funded Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Funded Debt that the Outstanding Securities (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Outstanding Securities) will be secured equally and ratably with (or prior
to) such Secured Funded Debt, so long as such Secured Funded Debt will be secured by a Lien, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Funded Debt of the Company and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to
(6) described under "Limitations on Sales and Leasebacks" below), would not exceed an amount equal to the greater of (i) $100 million or (ii) 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from Secured Funded Debt in any computation under this restriction, Funded Debt secured by: (1) Liens on property, shares of capital stock or indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (2) Liens on property, shares of capital stock or indebtedness existing at the time of acquisition thereof or incurred within 270 days of the time of acquisition thereof (including in either case, without limitation, acquisition through merger or consolidation) by the Company or any Restricted Subsidiary; (3) Liens on property, shares of capital stock or indebtedness thereafter acquired (or constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 270 days after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price

(or the construction price) thereof; (4) Liens in favor of the Company or any Restricted Subsidiary; (5) Liens in favor of the United States of America, any State thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute; (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code; (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Funded Debt, if made and continuing in the ordinary course of business; (8) Liens under workers' compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which the Company or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business, or Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens, and Liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, or Liens for taxes not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by the Company or any Restricted Subsidiary, as the case may be, or minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of the Company, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries; (9) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property and improvements thereto created prior to completion of such construction, alteration or repair; (10) Liens outstanding on the date of the Indenture; or (11) any extension, renewal, refunding or replacement of the foregoing.

  "Attributable Debt" means, as to any particular lease under which either the Company or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (a) the weighted-average Yield to Maturity (as defined in the Indenture) of the Outstanding Securities, such average being weighted by the principal amount of the Outstanding Securities of each series or, in the case of Original Issue Discount Securities (as defined in the Indenture), by the principal amount of such outstanding Original Issue Discount Securities that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to the Indenture and (b) the interest rate inherent in such lease (as determined in good faith by the Company), both to be compounded semi-annually.

  "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its subsidiaries.

  "Funded Debt" means (i) any indebtedness of the Company or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof,
(ii) guarantees by the Company or a Restricted Subsidiary of

Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with U.S. generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the Indenture).

  "Indebtedness" means, at any date, without duplication, (i) all obligations for borrowed money of the Company or a Restricted Subsidiary or any other indebtedness of the Company or a Restricted Subsidiary, evidenced by bonds, debentures, notes or other similar instruments, and (ii) Funded Debt.

  "Liens" means such pledges, mortgages, security interests and other liens on any Principal Property of the Company or a Restricted Subsidiary which secure Secured Funded Debt.

  "Principal Property" means any real property (including all related land and buildings but excluding related fixtures, machinery and equipment) or machinery and equipment located within the United States and owned by, or leased to, the Company or any of its Subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Tangible Assets.

  "Restricted Subsidiary" means any Subsidiary of the Company that owns any Principal Property.

  "Secured Funded Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on, any (i) Principal Property (whether owned on the date of the Indenture or thereafter acquired or created), (ii) shares of stock owned by the Company or a Subsidiary in a Restricted Subsidiary or (iii) indebtedness of a Restricted Subsidiary owed to the Company or a Subsidiary.

  "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors of such corporation (or similar management body), is owned directly or indirectly by the Company or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries.

  Limitation on Sales and Leasebacks. Unless otherwise provided in the Applicable Prospectus Supplement, the Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted Subsidiary, which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Funded Debt (with the exception of Funded Debt secured by liens which is excluded pursuant to clauses (1) to (11) described under "Limitations on Liens" above) would not exceed an amount equal to the greater of (i) $100 million or (ii) 15% of Consolidated Net Tangible Assets. This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Limitations on Liens" above, Attributable Debt with respect to any sale and leaseback transaction if: (1) the Company or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to
(11) inclusive described under "Limitations on Liens" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the Outstanding Securities; (2) the Company or a Restricted Subsidiary shall apply an amount in cash equal to the greater of (i) the net proceeds of the sale or transfer of the Principal Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) to the retirement of Secured Funded Debt of the Company or any Restricted Subsidiary (other than Secured Funded Debt owned by the Company or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision of Secured Funded Debt; (3) the Company or a Restricted Subsidiary immediately applies the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to investment in another Principal Property; provided, however, that this exception shall apply only if such proceeds invested in such other Principal Property shall not exceed the total acquisition, repair, alteration and construction cost of the Company or any Restricted Subsidiary in such other Principal Property less amounts secured by any purchase money or construction mortgages on such Principal Property; (4) the effective date of any such arrangement is within 270 days of the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof, whichever is later; (5) the lease in such sale and leaseback transaction is for a term, including renewals, of not more than three years; or (6) the sale and leaseback transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries which in each case shall include a Subsidiary which shall become a Restricted Subsidiary after giving effect to such sale and leaseback transaction.

Events of Default

  Unless otherwise provided in the Applicable Prospectus Supplement, any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund or other payment, when due, in respect of any Debt Security of that series; (d) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization of the Company; (f) acceleration of any indebtedness for money borrowed by the Company in an aggregate principal amount exceeding $50,000,000 under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 15 business days after written notice as provided in the Indenture; or (g) any other Event of Default provided with respect to Debt Securities of that series.

  If any Event of Default with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holder or Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  Reference is made to the Applicable Prospectus Supplement relating to any series of Offered Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Stated Maturity of a portion of the principal amount of such series of Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

Modification and Waiver

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holder or Holders of not less than the majority in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder or Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Security (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, or premium, if any, or interest on any Security; (iv) impair the right to institute suit for the enforcement of any payment on any Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); or (v) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The Holder or Holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture. The Holder or Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series, waive any past default under the Indenture, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected thereby.

Consolidation, Merger and Sale of Assets

  The Company may not consolidate with or merge into any other Person (as defined) or transfer or lease its assets substantially as an entirety to any Person and may not permit any Person to merge into or consolidate with the Company or transfer or lease its assets substantially as an entirety to the Company, unless (i) any successor or purchaser is a Person organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company or a Restricted Subsidiary or any shares of capital stock or indebtedness of any Restricted Subsidiary become subject to a mortgage or other encumbrance not permitted by the Indenture, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.

Defeasance and Covenant Defeasance

  The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to Section 3.1 of the Indenture, the Company, at the Company's option, (a) will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer of or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (d) under "Events of Default" shall no longer be an Event of Default, in each case, if the Company deposits, in trust, with the Trustee money or U.S. Government Obligations, which, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all the principal of, premium, if any, and interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of the Debt Securities of such series. Such a trust may be established only if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit or on such later date specified in the Indenture in the case of certain events in bankruptcy, insolvency or reorganization of the Company, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to other securities of the Company,
(iii) such defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound and (iv) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred, which Opinion of Counsel, in the case of clause (a) above, must refer to and be based upon a published ruling of the Internal Revenue Service, a private ruling of the Internal Revenue Service addressed to the Company, or otherwise a change in applicable federal income tax law occurring after the date of the Indenture. In the event the Company omits to comply with its remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Debt Securities of any series as described under clause (b) above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

Concerning the Trustee

  The First National Bank of Chicago is Trustee under the Indenture. The First National Bank of Chicago serves as a co-agent under the Company's
Multicurrency Credit Agreement dated September 11, 1997 and performs routine banking functions for the Company.

                             PLAN OF DISTRIBUTION

  The Company may offer and sell the Debt Securities through agents, to or through underwriters or dealers, which may include affiliates of the Company, directly to one or more purchasers or through any combination of the foregoing. The Prospectus Supplement with respect to any of the Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, the public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If underwriters or dealers are used in the sale, the Debt Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise specified in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Debt Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents, and affiliates thereof, may be customers of, engage in transactions with, or perform services for the Company and its affiliates in the ordinary course of business.

  All Debt Securities will be issues of new securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given concerning the liquidity of the trading market for any Debt Securities.

                                LEGAL OPINIONS

  Certain legal matters with respect to the Debt Securities will be passed upon for the Company by Gary P. Schmidt, Esq., General Counsel of the Company and for any underwriters or agents by Mayer, Brown & Platt, Chicago, Illinois. Mr. Schmidt owns options to purchase 10,000 shares of Common Stock, of which no such options are currently exercisable.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 and the financial statement schedule for the three-year period ended September 30, 1997 have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
The Company...............................................................  S-2
Recent Developments.......................................................  S-3
Selected Financial Data...................................................  S-4
Use of Proceeds...........................................................  S-5
Capitalization............................................................  S-5
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  S-6
Forward Looking Statements................................................ S-11
Description of the Notes.................................................. S-11
Underwriting.............................................................. S-16
Legal Opinions............................................................ S-17

                                  Prospectus

                                                                           Page
                                                                           ----
Available Information.....................................................    2
Documents Incorporated by Reference.......................................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Ratio of Earnings to Fixed Charges........................................    4
Selected Financial Data...................................................    5
Description of Debt Securities............................................    6
Plan of Distribution......................................................   14
Legal Opinions............................................................   15
Experts...................................................................   15

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                                 $200,000,000

                            Alberto-Culver Company

                                      % Notes

                                due         , 2005

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                             Goldman, Sachs & Co.

                        Banc of America Securities LLC

                        Banc One Capital Markets, Inc.

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